VIA FACSIMILE AND U.S. MAIL


August 25, 2005

Steven Rosenberg
Chief Financial Officer
Berkshire Bancorp, Inc.
160 Broadway
New York, New York 10038

	RE:	Form 10-K for Fiscal Year Ended December 31, 2004
      Form 10-Q for Fiscal Quarter Ended June 30, 2005
      File No. 0-13649

Dear Mr. Rosenberg:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004

Report of Independent Registered Public Accounting Firm, page 40

1. Your auditors indicate that they have audited the effectiveness of
your internal control over financial reporting as of December 31,
2004
and have expressed an unqualified opinion on management`s assertion on effective internal control over financial reporting. It is unclear why your auditors have not also expressed an opinion on the effectiveness of your internal control over financial reporting in addition to the opinion on management`s assertions. If your auditors have audited the effectiveness of your internal control over financial reporting, please tell us why the procedures were only performed on
The Berkshire Bank as opposed to Berkshire Bancorp, Inc and subsidiaries and disclose the information required by Item 308 of Regulation S-K including but not limited to the following:
* A report of management that discloses that management is responsible for
	establishing and maintaining internal control over financial reporting.
* An attestation report of the registered public accounting firm providing two opinions, one on management`s assessment and one on the effectiveness of internal controls.
If your auditors have not performed an audit of the effectiveness of your internal controls, please tell us why your auditors have included the last paragraph in their opinion.

Item 9A. Controls and Procedures, page 76

2. You indicate that the CEO/CFO has concluded that "subject to the
limitations noted above," the disclosure controls were effective in
reaching a reasonable level of assurance.  Given the limitation noted,
it remains unclear whether your CEO and the CFO have concluded that
your disclosure controls and procedures are effective.   Please
state
in clear and unqualified language, the conclusions reached by your CEO and CFO on the effectiveness of your disclosure controls and procedures.

Exhibit 31

3. It appears that your auditors have audited the effectiveness of
your internal controls over financial reporting.   If your
auditors
have audited the effectiveness of your internal controls, please file
amendments to your Forms 10-K and 10-Qs to include certifications that
conform to the format provided in Item 601(b)(31) of Regulation S-
K.
Please include a paragraph before your paragraph 4(b) that you have
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under your supervision.  Also, include in the introduction of paragraph
4
that internal control over financial reporting is defined in Exchange
Act Rules 13a-15(f) and 15d-15(f). In doing so, please refile each of these Forms 10-K and 10-Qs in their entirety along with these updated certifications.

FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2005

General

4. Please address the comments above in your interim reports on Form
10-Q.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3769.

						Sincerely,



								Rufus Decker
      							Accounting Branch Chief

??

??

??

??

Mr. Steven Rosenberg
August 25, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE